SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and KfW’s preliminary prospectus included in KfW’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2012, as well as any future prospectus filed by KfW with the Commission to the extent such prospectus states that it incorporates by reference this report.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011 as indicated in the following.

- Exhibit (d) is hereby amended by adding the following text at the end of the “Recent Developments—The Federal Republic of Germany” section as a new sub-section:

“Other Recent Developments

In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. On July 20, 2012, ministers of the Euro Area Member States unanimously agreed to grant such financial assistance, concurring with the assessment of the Commission, in liaison with the European Central Bank, the European Banking Authority and the IMF, that providing a loan to Spain for the purpose of the recapitalization of Spanish financial institutions is warranted to safeguard financial stability in the euro area as a whole. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring (F.R.O.B.), acting as agent of the Spanish government, will receive the funds and direct them to the financial institutions concerned. The Spanish government will retain the full responsibility of the financial assistance. The financial assistance will be accompanied by policy conditionality, to be enshrined in a memorandum of understanding, focusing on the financial sector. This conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets, as well as the governance, regulation and supervision of the banking sector. The financial assistance will be provided by the EFSF until the ESM becomes available, and then will be transferred to the ESM, without gaining senior ranking status. It will cover financing needs of up to EUR 100 billion. As required by EFSF/ESM procedures, the specific amount will be determined based on a thorough bottom-up assessment of capital needs for individual banks, which has been launched and is expected to be finalized in September. The loans to be used for bank recapitalizations will have an average maturity of up to 12.5 years, with any individual disbursement having a maximum maturity of up to 15 years. The EFSF will set aside EUR 30 billion at the start of the financial assistance program, which can be used in case of urgent unexpected financing needs.

Also in June 2012, Cyprus requested financial assistance from the Euro Area Member States and the IMF in view of the challenges that Cyprus is facing, in particular due to distress in the banking sector and macroeconomic imbalances. Negotiations for an assistance program for Cyprus are currently ongoing.

Sources: Statement by the Eurogroup, press release of July 20, 2012 (http://eurozone.europa.eu/media/776104/eg_statement_spain_20_july.pdf);

Statement by the Eurogroup, press release of June 27, 2012

(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/131308.pdf).

In June 2012, the Heads of State and Government of the Euro Area Member States stated that they expect the European Commission to present shortly a proposal for a single banking supervisory mechanism. Once an effective single supervisory mechanism is established for banks in the euro area, involving the ECB, the ESM could, following a regular decision, be granted the ability to recapitalize banks directly.

Source: Euro Area Summit Statement, June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf).

In June 2012, the Heads of State and Government agreed on a compact for growth and jobs. At the EU level, among other measures, EUR 120 billion are being mobilized for fast-acting growth measures, including by increasing the European Investment Bank’s paid-in capital by EUR 10 billion, with the aim of strengthening its capital basis as well as increasing its overall lending capacity by EUR 60 billion.

Source: European Council 28/29 June 2012, Conclusions, June 29, 2012

(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131388.pdf).

On June 29, 2012, the German Bundestag and Bundesrat enacted laws approving the fiscal compact and the ESM. Several complaints were filed with the German Federal Constitutional Court against these laws with a view to preventing the president of the Federal Republic from signing the laws, which is a pre-condition for their entry into force. The German Federal Constitutional Court is expected to render its judgment on September 12, 2012.

Sources: Bundesregierung, Zustimmung zu Fiskalvertrag und ESM, statement of June 29, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2012/06/2012-06-29-ratifizierung-esm-fiskalvertrag.html?nn=454930);

Bundesregierung, Bundesregierung tritt für Fiskalpakt ein, statement of July 4, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2012/07/2012-07-04-kabinett-bverfg.html?nn=454930); Bundesverfassungsgericht, Urteilsverkündung in Sachen “ESM/Fiskalpakt - Anträge auf Erlass einer einstweiligen Anordnung,” press release of July 16, 2012 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg12-055).”

- Exhibit (d) is hereby amended by adding the following text to the “KfW—Business—Capital Markets—Synthetic Securitization Programs” sub-section as a new second paragraph:

“The lack of demand for transactions under KfW’s synthetic securitization programs in recent years has been due to a change in the applicable regulatory regime. KfW’s synthetic securitization programs were initially designed under the regulatory regime of Basel I. With the introduction of the regulatory regime of Basel II in the European Union in 2007 and the related alignment of regulatory capital requirements to actual risk, the demand from financial institutions for securitization transactions entered into under KfW’s synthetic securitization programs decreased significantly. Demand has also decreased due to market conditions, including reduced investor interest in structured products, in the wake of the global financial and economic crisis. The most recent transaction under KfW’s synthetic securitization programs closed in 2009.”

- Exhibit (d) is hereby amended by adding the following text to the “KfW—Business—Capital Markets” section as a new sub-section after the “—Funding” sub-section:

“Derivatives

KfW Bankengruppe generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Bankengruppe does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside KfW Bankengruppe through brokerage or similar agency activities.

The following tables provide detailed information on KfW Bankengruppe’s derivatives exposures for the past three years:

KFW BANKENGRUPPE’S DERIVATIVES EXPOSURE

		As of December 31,
		2011			2010			2009
		Notional value	Positive fair value	Negative fair value	Notional value	Positive fair value	Negative fair value	Notional value	Positive fair value	Negative fair value
		(EUR in millions)
Financial derivatives subject to micro fair value hedge accounting	A	408,502	29,560	3,943	376,460	22,282	6,017	306,811	13,979	9,016
of which interest-related derivatives	B	244,155	16,555	2,182	222,269	11,255	1,889	192,396	10,104	1,204
of which currency-related derivatives (1)	C	164,347	13,006	1,761	154,191	11,026	4,128	114,415	3,875	7,812
Financial derivatives subject to macro fair value hedge accounting	D	187,153	842	16,984	186,528	1,041	12,174	162,203	643	10,461
of which interest-related derivatives	E	187,153	842	16,984	186,528	1,041	12,174	162,203	643	10,461
Other derivatives designed as hedging instruments (2)	F	113,170	10,348	5,331	114,110	6,349	4,586	124,459	4,861	6,824
of which interest-related derivatives	G	40,766	5,130	2,139	42,743	3,129	1,249	48,219	2,544	1,197
of which currency-related derivatives (1)	H	71,485	5,155	3,130	70,172	3,211	3,335	73,517	2,276	5,579
of which credit derivatives	I	150	1	0	290	2	0	2,112	10	17
of which others	J	768	62	62	905	7	2	611	31	31

Total derivatives designed as hedging instruments	K	708,824	40,750	26,258	677,099	29,671	22,777	593,473	19,483	26,300
Customer accommodation (3)	L	4,101	416	5	2,134	117	22	1,533	92	8
of which interest-related derivatives	M	4,076	416	4	2,019	116	21	1,481	91	6
of which currency-related derivatives (1)	N	25	1	0	115	1	1	52	1	2

Total derivatives	O	712,925	41,167	26,263	679,233	29,788	22,799	595,006	19,575	26,308
Embedded derivatives accounted for separately	P	n/a	327	29	n/a	103	15	n/a	70	7
of which interest-related derivatives	Q	n/a	26	2	n/a	2	0	n/a	1	0
of which currency-related derivatives (1)	R	n/a	243	27	n/a	64	15	n/a	43	7
of which others	S	n/a	58	0	n/a	37	0	n/a	26	0

Total balance sheet items “derivatives subject to hedge accounting” and “other derivatives”	T	712,925	41,494	26,292	679,233	29,891	22,814	595,006	19,645	26,314

Totals may not add up due to rounding.

(1)	Includes cross-currency swaps.

(2)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with section 2 (4) of the KfW Law.

(3)	Consists of derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financings in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are disclosed under “other derivatives designed as hedging instruments” (line item F).

	As of December 31,
	2011	2010	2009
	(EUR in millions)
Total positive fair value before netting	41,167	29,788	19,575
Total positive fair value after netting (1)	20,318	11,026	2,479
Collateral received	17,162	10,973	1,689
of which cash collateral	17,162	10,973	1,523

Total positive fair value after netting and collaterals	3,156	53	790

(1)	Presents the effects of netting agreements that do not fulfil the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Bankengruppe’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Bankengruppe’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” (line items A+D of the first table above) and “other derivatives” (line items F+L+P of the first table above). For additional information on KfW Bankengruppe’s derivatives exposure, see notes 8, 9, 10, 44, 45, 56, 57 and 71 to the financial statements. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “KfW—Financial Section—Risk Report—Market Price Risk” and “—Types of Risks,” respectively.”

- Exhibit (d) is hereby amended by substituting the penultimate paragraph under the “KfW—Management and Employees—Executive Board” section with the following text:

“The following biographical information on the current members of the Executive Board includes their ages as of May 31, 2012, the year in which they were appointed, and their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 60

Dr Ulrich Schröder joined KfW Bankengruppe as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability.

Dr Schröder studied law and business administration at the University of Münster, Germany and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (WestLB), Düsseldorf/Münster, Germany in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of West LB’s chemicals/life sciences unit, he was appointed to the Managing Board of WestLB in April 2002. In August 2002, he joined the Managing Board of the newly established NRW.BANK, Düsseldorf/Münster, Germany and was appointed as chairman of the Managing Board in 2006.

Dr Schröder is a member of the Supervisory Boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

Dr Schröder is also a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 56

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Capital Market Related Financings, Human Resources, and Legal Affairs.

Dr Bräunig joined KfW Bankengruppe in September 1989 to head the International Capital Market department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany and Dijon, France and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with Commerzbank AG, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig is a member of the Supervisory Boards of Deutsche Pfandbriefbank AG, Munich, Germany and Hypo Real Estate Holding AG, Munich, Germany. He is also member of the Conseil d’Orientation of OSEO, Paris, France, and chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Norbert Kloppenburg

Age: 56

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007.

Dr Kloppenburg is in charge of International Finance (KfW Entwicklungsbank, DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Export and Project Finance).

Dr Kloppenburg joined KfW Bankengruppe in 1990 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there as well. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Dehli and Madras, India.

Dr Kloppenburg serves as chairman of the Supervisory Board of KfW IPEX-Bank GmbH, Frankfurt am Main, Germany, deputy chairman of the Supervisory Board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany, and is member of the Supervisory Boards of Deutsche Flugsicherung GmbH, Langen, Germany, Deutsche Energie-Agentur, Berlin, Germany and Hamburger Hafen und Logistik AG, Hamburg, Germany.

Dr Edeltraud Leibrock

Age: 47

Dr Edeltraud Leibrock joined KfW Bankengruppe as a member of KfW’s Executive Board in October 2011. She is in charge of Organization and Consulting, Central Services, and Information Technology.

From 2009 to 2011, Dr Leibrock directed the Group IT division of BayernLB, Munich, Germany as its Chief Information Officer and Executive Manager. From 2000 to 2009, she worked as a management consultant at the Boston Consulting Group, focusing on banks and financial services. From 1998 to 1999, Dr Leibrock was a visiting scientist at NOAA (National Oceanic and Atmospheric Admin / Department of Commerce) in Boulder, Colorado, USA.

Dr Leibrock studied mathematics, biology and physics at the University of Regensburg, Germany and graduated with degrees in biology and physics in 1992. In 1996, she obtained a doctorate in natural sciences at the Technical University Hamburg, Germany.

Dr Leibrock does not have any external directorships subject to disclosure.

Bernd Loewen

Age: 46

Bernd Loewen joined KfW Bankengruppe as a member of KfW’s Executive Board in July 2009. He is in charge of Risk Management and Controlling, Accounting, Restructuring, and Transaction and Collateral Management.

Mr. Loewen studied business administration at the University of Münster, Germany and graduated in 1991. From 2005 to 2009, he was a member of the Management Board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at Commerzbank AG, first in the Frankfurt am Main, Germany based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA based subsidiary Commerz Capital Markets Corporation.

Mr Loewen is member of the Supervisory Board of KfW IPEX-Bank GmbH, Frankfurt am Main, Germany and advisory member of the steering committee of the Federal Agency for Financial Market Stabilization (FMSA), Frankfurt am Main, Germany.

Dr Axel Nawrath

Age: 58

Dr Axel Nawrath joined KfW Bankengruppe as a member of KfW’s Executive Board in April 2009. He is responsible for Domestic Promotional Business (KfW Mittelstandsbank, KfW Privatkundenbank, KfW Kommunalbank, Sales) and Environmental Issues.

Dr Nawrath studied law at the University of Frankfurt am Main, Germany and received his doctorate in 1981. Before joining KfW, Dr Nawrath was a State Secretary at the German Federal Ministry of Finance, where, among other positions, he served as chair of the Steering Committee of the Special Financial Market Stabilization Fund (SoFFin), Frankfurt am Main, Germany. Prior to that, he served as Managing Director of Deutsche Börse AG, Frankfurt am Main, Germany, in a managerial capacity at Clearstream Banking AG, Frankfurt am Main, Germany and as General Manager at Frankfurter Wertpapierbörse, Frankfurt am Main, Germany.

Dr Nawrath is a member of the Supervisory Boards of Deutsche Energie-Agentur GmbH, Berlin, Germany, Saarstahl AG, Völklingen, Germany, and SHS - Stahl-Holding-Saar GmbH & Co. KGaA, Dillingen, Germany. He is also an alternate expert on the European Investment Bank’s Board of Directors, Luxembourg.”

- Exhibit (d) is hereby amended by adding the following map to the “The Federal Republic of Germany—General—Area, Location and Population” section:

- Exhibit (d) is hereby amended by adding the following text to the “The Federal Republic of Germany—General—Area, Location and Population” section:

“POPULATION

	2010	2009	2008	2007	2006
	(number of persons)
Total population	81,751,602	81,802,257	82,002,356	82,217,837	82,314,906

Age distribution	(percent of total population)
Under 20	18.4	18.8	19.0	19.4	19.7
20-40	24.2	24.3	24.6	25.0	25.5
40-60	31.1	31.0	30.8	30.3	29.8
60-80	21.0	20.8	20.6	20.5	20.4
80 and more	5.3	5.1	5.0	4.8	4.6

Growth rate	(percent change on the previous year)
Total population	-0.1	-0.2	-0.3	-0.1	-0.1
Under 20	-1.7	-1.8	-1.9	-1.7	-1.7
20-40	-0.7	-1.5	-1.8	-1.8	-2.1
40-60	0.2	0.6	1.1	1.6	2.3
60-80	0.9	0.8	0.3	0.3	-0.4
80 and more	3.0	2.9	3.4	3.2	3.4

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

The German population has entered a slightly declining trend, as it is aging gradually. These developments are expected to continue and intensify over the next several decades. These demographic trends are likely to result in downward pressure on Germany’s growth potential in the long run.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection (https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ HORST SEISSINGER
Name: Horst Seissinger
Title: First Vice President

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: July 31, 2012